Exhibit 12.1
Mylan Inc.
Computation of Ratio of Earnings to Fixed Charges and
Earnings to Fixed Charges and Preferred Stock Dividends
(Amounts in thousands of dollars)

	Three Months			Nine Months
	Ended	Calendar Year Ended		Ended	Fiscal Years Ended
	March 31,	December 31,		December 31,	March 31,
	2010	2009	2008(1)	2007(2)	2007	2006

Ratio of earnings to fixed charges:
Fixed charges:
Interest expensed	$74,047	$318,496	$380,779	$196,335	$53,737	$31,285
Interest capitalized	—	—	—	—	4,562	3,665
Appropriate portion of rentals	2,525	11,522	10,989	3,097	1,315	1,222

Total fixed charges	$76,572	$330,018	$391,768	$199,432	$59,614	$36,172

Pre-tax income from continuing operations before adjustment for income or loss from equity investee and non-controlling interest	$125,518	$225,779	$(75,718)	$(1,100,562)	$417,022	$277,143
Add: Fixed charges	76,572	330,018	391,768	199,432	59,614	36,172
Add: Amortization of capitalized interest	98	351	351	222	81	—
Add: Dividends from equity method investees	—	—	—	—	5,500	—
Less: Interest capitalized	—	—	—	—	(4,562)	(3,665)

Total earnings	$202,188	$556,148	$316,401	$(900,908)	$477,655	$309,650

Ratio of earnings to fixed charges	2.64	1.69	—	—	8.01	8.56

Ratio of earnings to fixed charges and preferred stock dividends:
Fixed charges:
Interest expensed	$74,047	$318,496	$380,779	$196,335	$53,737	$31,285
Interest capitalized	—	—	—	—	4,562	3,665
Appropriate portion of rentals	2,525	11,522	10,989	3,097	1,315	1,222
Preferred stock dividend requirement	46,285	139,035	49,718	15,257	—	—

Total fixed charges and preferred stock dividends	$122,857	$469,053	$441,486	$214,689	$59,614	$36,172

Pre-tax income from continuing operations before adjustment for income or loss from equity investee and non-controlling interest	$125,518	$225,779	$(75,718)	$(1,100,562)	$417,022	$277,143
Add: Fixed charges	122,857	469,053	441,486	214,689	59,614	36,172
Add: Amortization of capitalized interest	88	351	351	222	81	—
Add: Dividends from equity method investees	—	—	—	—	5,500	—
Less: Interest capitalized	—	—	—	—	(4,562)	(3,665)

Total earnings	$248,463	$695,183	$366,119	$(885,651)	$477,655	$309,650

Ratio of earnings to fixed charges and preferred stock dividends	2.02	1.48	—	—	8.01	8.56

(1)	Due to the Company’s loss for the year ended December 31, 2008, the ratio coverages were less than 1:1. The Company would have needed to generate additional earnings of approximately $75.4 million to achieve a coverage ratio of 1:1. Included in earnings for calendar year ended December 31, 2008 is a charge of $385 million related to an impairment loss on the goodwill of the Dey business and $468 million related to our sale of the product rights to Bystolic™.

(2)	Due to the Company’s loss for the nine months ended December 31, 2007, the ratio coverages were less than 1:1. The Company would have needed to generate additional earnings of approximately $1.1 billion to achieve a coverage ratio of 1:1. Included in earnings for the nine months ended December 31, 2007 is $1.27 billion to write off acquired in-process research and development costs associated with the former Merck Generics business acquisition.